Filed Pursuant to Rule 433

Registration No. 333-185268

September 8, 2014

Starwood Hotels & Resorts Worldwide, Inc.

Pricing Term Sheet

3.750% Senior Notes Due 2025 (the “2025 Notes”)

4.500% Senior Notes Due 2034 (the “2034 Notes”)

Issuer:	Starwood Hotels & Resorts Worldwide, Inc.

Size:	2025 Notes $350,000,000	2034 Notes $300,000,000

Maturity:	2025 Notes March 15, 2025	2034 Notes October 1, 2034

Coupon:	2025 Notes 3.750%	2034 Notes 4.500%

Price to Public:	2025 Notes 98.913%	2034 Notes 97.090%

Yield to Maturity:	2025 Notes 3.877%	2034 Notes 4.726%

Spread to Benchmark Treasury:	2025 Notes T+ 140 basis points	2034 Notes T+ 150 basis points

Benchmark Treasury:	2025 Notes UST 2.375% due 8/15/24	2034 Notes UST 3.375% due 5/15/44

Benchmark Treasury Price / Yield:	2025 Notes 99-03+ / 2.477%	2034 Notes 102-26+ / 3.226%

Interest Payment Dates:	2025 Notes March 15 and September 15, commencing March 15, 2015	2034 Notes April 1 and October 1, commencing April 1, 2015

Optional Redemption:

2025 Notes

Prior to December 15, 2024 in whole or in part, at the greater of (i) 100% of the aggregate principal amount and (ii) discounted present value at Treasury plus 25 basis points; on or after December 15, 2024, at 100% of the principal amount.

2034 Notes

Prior to April 1, 2034 in whole or in part, at the greater of (i) 100% of the aggregate principal amount and (ii) discounted present value at Treasury plus 25 basis points; on or after April 1, 2034, at 100% of the principal amount.

Settlement:

T+ 5; September 15, 2014

Under rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP / ISIN:	2025 Notes 85590AAQ7 / US85590AAQ76	2034 Notes 85590AAR5 / US85590AAR59

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

HSBC Securities (USA) Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	Banca IMI S.P.A Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. Santander Investment Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by calling J.P. Morgan Securities LLC at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.